Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	February 29, 2012

Investor News

Fresenius Medical Care Closes Acquisition of Liberty Dialysis Holdings

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced that Fresenius Medical Care North America has closed the acquisition of Liberty Dialysis Holdings, Inc., the holding company of Liberty Dialysis and Renal Advantage. The closing follows the completion of the review of the transaction and issuance of a consent decree by the United States’ Federal Trade Commission. In connection with the consent decree, Fresenius Medical Care intends to divest 62 dialysis clinics and 201 clinics to Fresenius Medical Care’s network for an investment, net of proceeds from the divestiture, of approximately $1.5 billion.

Rice Powell, chief executive officer of Fresenius Medical Care North America and deputy chairman of Fresenius Medical Care commented, “We’re excited to add the teams from Liberty Dialysis and Renal Advantage to our network. Both companies have shown superior growth and solid clinical outcomes, which are testaments to the strength of their management teams and the dedication of their physician leadership. The combination of these businesses with the resources and committed team at Fresenius Medical Care will further enhance our standing as North America’s premier renal care network.”

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About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,898 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 233,156 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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